UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

5E Advanced Materials, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

33830Q109

(CUSIP Number)

December 5, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Bluescape Energy Partners IV GP LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,613,637(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,613,637(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,613,637
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.6%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents 3,613,637 shares of Common Stock issuable upon conversion of the outstanding principal of and paid-in-kind interest accrued on the Convertible Notes.
(2)

Calculated based on (i) 44,237,054 shares of Common Stock outstanding as of November 8, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed on November 9, 2023 and (ii) 3,613,637 shares of Common Stock issuable upon conversion of the outstanding principal of and paid-in-kind interest accrued on the Convertible Notes.

1.	Names of Reporting Persons BEP Special Situations IV LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,613,637(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,613,637(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,613,637(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.6%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents 3,613,637 shares of Common Stock issuable upon conversion of the outstanding principal of and paid-in-kind interest accrued on the Convertible Notes.
(2)

Calculated based on (i) 44,237,054 shares of Common Stock outstanding as of November 8, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed on November 9, 2023 and (ii) 3,613,637 shares of Common Stock issuable issuable upon conversion of the outstanding principal of and paid-in-kind interest accrued on the Convertible Notes.

Explanatory Note

This Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (the “Common Stock”) of 5E Advanced Materials, Inc. (the “Issuer”) whose principal executive office is located at 9329 Mariposa Road, Suite 210, Hesperia, CA 92344. The Reporting Persons (as defined below) previously filed a Schedule 13G (the “Schedule 13G”) with the Securities and Exchange Commission (the “SEC”) on August 26, 2022. This Schedule 13D is being filed pursuant to Rule 13d-1(e), because as of December 5, 2023, the Reporting Persons are holding the securities with the purpose or effect of changing or influencing control of the Issuer. As such, this Schedule 13D is deemed to amend the Schedule 13G. Unless otherwise indicated herein, capitalized terms used but not defined in this Schedule 13D shall have the same meanings herein as are ascribed to such terms in the Schedule 13G.

Item 1. Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”) of 5E Advanced Materials, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 9329 Mariposa Road, Suite 210, Hesperia, CA 92344.

Item 2. Identity and Background

(a) - (c), (f) This Schedule 13D is being filed jointly by (i) Bluescape Energy Partners IV GP LLC, a Delaware limited liability company (“Bluescape”) and (ii) BEP Special Situations IV LLC, a Delaware limited liability company (“BEP SS IV”). Bluescape and BEP SS IV (collectively, the “Reporting Persons”) are each principally engaged in the business of investing in securities of privately and publicly held companies. Bluescape is the general partner of Bluescape Energy Recapitalization and Restructuring Fund IV LP, which wholly owns BEP SS IV. The address of the principal business and office of each of the Reporting Persons is 300 Crescent Court, Suite 1860, Dallas, TX 75201.

(d), (e) During the last five years, neither of the Reporting Persons has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

As of December 5, 2023, the Reporting Persons, in the aggregate, held beneficial ownership of 3,613,637 shares of Common Stock that are issuable upon conversion of approximately $63.6 million in aggregate principal amount (including accrued paid-in-kind interest) of the outstanding senior secured convertible notes (the “Convertible Notes”) issued to BEP SS IV pursuant to the Note Purchase Agreement, dated as of August 11, 2022, by and among the Issuer, certain affiliates of the Issuer, as guarantors, BEP SS IV, as purchaser, and Alter Domus (US) LLC, as collateral agent (the “Note Purchase Agreement”). Such acquisitions were made for investment purposes with available funds in the ordinary course of business of the Reporting Persons.

Item 4. Purpose of Transaction

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The securities of the Issuer were initially purchased for investment in the ordinary course of the Reporting Persons’ business and not with the purpose nor with the effect of changing or influencing control of the Issuer nor in connection with or as a participant in any transaction having such purpose or effect.

On December 5, 2023, in connection with certain restructuring and recapitalization transactions with respect to the Issuer’s capital structure (collectively, the “Transaction”), the Issuer entered into a Restructuring Support Agreement (the “Restructuring Support Agreement”), with BEP SS IV and Ascend Global Investment Fund SPC for and on behalf of Strategic SP (“Ascend” and, with any other equity investors, the “New Investors”). Pursuant to the terms of the Restructuring Support Agreement, the parties to the Restructuring Support Agreement agreed to implement the Transaction either as: (i) an out of court restructuring transaction (the “Out of Court Restructuring”); or (ii) to the extent that the terms of or the conditions precedent to the Out of Court Restructuring cannot be timely satisfied or waived, then as voluntary pre-packaged cases under chapter 11 of title 11 of the United States Code pursuant to a pre-packaged plan of reorganization. Pursuant to the Restructuring Support Agreement, BEP SS IV has an option to participate in the private placement of Common Stock of the Issuer, at the time of the closing of the Out of Court Restructuring, up to $10 million at a price of $1.025 per share. The Issuer will pay an equity placement fee to BEP SS IV to the extent it exercises such option.

In connection with the closing of the proposed Out of Court Restructuring, the Note Purchase Agreement will be amended and restated (as amended and restated, the “Amended and Restated Note Purchase Agreement”), to, among other things: (i) amend the conversion rate from 56.8182 shares to 650.4065 shares of Common Stock per $1,000 principal amount of Convertible Notes and thereby increase the number of shares of Common Stock into which the Convertible Notes are convertible; (ii) amend the minimum cash covenant to reduce the minimum cash required to $7.5 million after June 28, 2024; (iii) delete the issuer conversion feature; (iv) extend the maturity date by one year to August 15, 2028; and (v) increase the paid-in-kind (“PIK”) interest rate from six percent (6%) to ten percent (10%).

In addition, in connection with the closing of the proposed Out of Court Restructuring, the Issuer, BEP SS IV and the New Investors will enter into an Amended and Restated Investor and Registration Rights Agreement (the “Amended and Restated Investor and Registration Rights Agreement”), pursuant to which BEP SS IV will have customary registration rights and have the right to designate a director to serve on the Issuer’s board of directors.

The descriptions of the Restructuring Support Agreement, the Amended and Restated Note Purchase Agreement, the Amended and Restated Investor and Registration Rights Agreement and the Convertible Notes in this Item 4 are not intended to be complete and each is qualified in its entirety by such agreement (or the form of such agreement, where applicable) filed as an exhibit hereto and incorporated by reference herein.

The Convertible Notes were acquired and continue to be held for investment purposes, but the Reporting Persons may review and evaluate strategic alternatives, opportunities to increase shareholder value, Issuer operations, governance and control, and other matters related to the Issuer. Depending on market conditions and other factors (including consummation of the Out of Court Restructuring on the Issuer’s businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of all or a portion of their investment in the Issuer.

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plans or proposals that relate to or which would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D. Although the foregoing reflects activities presently contemplated by such persons with respect to the Issuer, the foregoing is subject to change at any time.

Item 5. Interest in Securities of the Issuer.

The information set forth in Items 2 and 3 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) - (b) As of the date of this Schedule 13D, the Reporting Persons beneficially own an aggregate of 3,613,637 shares of Common Stock, which is comprised of the shares underlying the Convertible Notes discussed in Item 3 above. The Reporting Persons’ beneficial ownership represents approximately 7.6% of the outstanding shares of the Issuer’s Common Stock, based on 44,237,054 shares of Common Stock outstanding as of November 8, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed on November 9, 2023, and as adjusted to include the shares of Common Stock issuable upon conversion of the outstanding principal of and PIK interest accrued on the Convertible Notes.

BEP SS IV directly holds the Convertible Notes. Bluescape is the general partner of Bluescape Energy Recapitalization and Restructuring Fund IV LP, which wholly owns BEP SS IV. As such, Bluescape may be deemed to have beneficial ownership of the securities held by BEP SS IV.

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Except as otherwise disclosed herein, the Reporting Persons have not affected any transactions in the Convertible Notes or the Issuer’s Common Stock during the past 60 days.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 summarizes certain provisions of the Restructuring Support Agreement, the Amended and Restated Note Purchase Agreement and the Amended and Restated Investor and Registration Rights Agreement. A copy of each such agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

In connection with the proposed Out of Court Restructuring, on December 5, 2023, BEP SS IV and Ascend executed a Debt Commitment Letter (the “Debt Commitment Letter”), which, among other things, provides for the commitment by Ascend to purchase, at the time of the closing of the Out of Court Restructuring, up to fifty percent (50%) of the then-outstanding aggregate principal amount of the Convertible Notes held by BEP SS IV plus any accrued and unpaid interest through and including the closing of the Out of Court Restructuring.

Additionally, on December 5, 2023, BEP SS IV, Ascend, and the Issuer entered into a Subscription Agreement (the “Subscription Agreement”) in connection with the proposed Out of Court Restructuring. Pursuant to the Subscription Agreement, Ascend will purchase from the Issuer a number of shares of Common Stock equal to the Ascend Purchase Price (as defined in the Subscription Agreement) (the “Ascend Subscription Shares”), and the Issuer will pay an equity placement fee to Ascend.

The descriptions of the Debt Commitment Letter and the Subscription Agreement in this Item 6 are not intended to be complete and each is qualified in its entirety by such agreement filed as an exhibit hereto and incorporated by reference herein.

Other than as reported herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1. Restructuring Support Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on December 6, 2023)

Exhibit 2. Form of Amended and Restated Note Purchase Agreement (attached as Exhibit G to the Restructuring Support Agreement, incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on December 6, 2023)

Exhibit 3. Form of Amended and Restated Investor and Registration Rights Agreement (attached as Exhibit H to the Restructuring Support Agreement, incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on December 6, 2023)

Exhibit 4. Debt Commitment Letter (attached as Exhibit C to the Restructuring Support Agreement, incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on December 6, 2023)

Exhibit 5. Ascend Subscription Agreement (attached as Exhibit C to the Restructuring Support Agreement, incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on December 6, 2023)

Exhibit 6. Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2023	BLUESCAPE ENERGY PARTNERS IV GP LLC

By: Bluescape Resources GP Holdings LLC
Its: Managing Member

	By:	/s/ Jonathan Siegler
Name: Jonathan Siegler
Title: Managing Director and Chief Financial Officer

BEP SPECIAL SITUATIONS IV LLC

	By:	/s/ Jonathan Siegler
Name: Jonathan Siegler
Title: Managing Director and Chief Financial Officer